GEORESOURCES, INC.

110 Cypress Station Drive, Suite 220

Houston, Texas 77090-1629

Telephone 281-537-9920

June 18, 2010

VIA EDGAR

Anne Nguyen Parker, Esq.

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	GeoResources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 12, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Filed May 7, 2010

Proxy Statement on Schedule 14A

Filed April 28, 2010

File No. 000-08041

Dear Ms. Parker:

We have received and reviewed your comment letter dated June 10, 2010, related to the above referenced filings. For your ease of your reviewing reference, below are the comments of the Commission Staff (in bold) followed by our responses.

General

(1)

We remind you that we will not be able to accelerate the effectiveness of your outstanding post-effective amendment file number 333-155681 until you have cleared comments on your Form 10-K and related filings.

Response: We acknowledge the comment.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties, page 20

Proved Undeveloped Reserves, page 23

(2)

We note from your disclosure that your proved undeveloped reserves (“PUDs”) increased 75% from 2.9 million BOE on December 31, 2008 to 5.081 million BOE on December 31, 2009 due to successful drilling activity and property acquisitions made during 2009. Please expand your disclosure to quantify the amount of the increase contributed by each of the factors you identify. We refer you to Item 1203(b) of Regulation S-K for further guidance.

Response: With regard to the referenced increase in our proved reserves, we will amend our Form 10-K by including the following paragraph in the referenced discussion:

From December 31, 2008 to December 31, 2009, our proved undeveloped reserves (“PUDs”) increased 75% from 2,900,000 BOE to 5,081,000 BOE, or an increase of 2,181,000 BOE. This increase was attributable primarily to successful drilling activity and property acquisitions made during 2009 in the Bakken Shale trend of North Dakota and the Giddings field in Texas. We added 1,960,000 BOE as a result of successful drilling in 2009 and the commensurate PUDs associated with such drilling. As a result of acquisitions during 2009, we added 646,000 BOE. These additions to our PUD reserves were offset by 425,000 BOE that were no longer deemed to be economic PUDs at year-end.

Preparation of Reserve Estimates, page 23

(3)

We note your reference to Exhibit 23.2 for the report of Cawley, Gillespie & Associates, Inc. which has been filed under Exhibit 99.2. Please revise to include the correct reference for the report of your independent engineering firm.

Response: We will amend our Form 10-K to include the correct reference.

(4)

We note you engage Cawley, Gillespie & Associates, Inc. (“CG&A”), a third-party engineering firm, to prepare your reserve estimates. Please provide a description of the internal control procedures you perform to reconcile the material difference between your reserve estimates prepared internally and the reserve estimates prepared by CG&A.

Response: We will amend the “Preparation of Reserve Estimates” paragraphs in our Form 10-K, and have included the amended disclosure as part of our response to Comment 5 immediately below.

(5)

Please disclose the qualifications of the technical person primarily responsible for accepting the final report of the reserves estimates from CG&A. We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

Response: We will amend the “Preparation of Reserve Estimates” in our Form 10-K as follows:

We engaged an independent petroleum engineering consulting firm, Cawley, Gillespie & Associates, Inc. (“CG&A”), to prepare our final reserve estimates and have relied on their expertise to ensure that our reserve estimates are prepared in compliance with SEC guidelines and with generally accepted petroleum engineering principles.

The technical person primarily responsible for the preparation of the reserve report is Mr. Robert Ravnaas, Executive Vice President at CG&A. He earned a Bachelor’s of Science degree with special honors in Chemical Engineering from University of Colorado at Boulder in 1979, and a Master’s of Science degree in Petroleum Engineering from the University of Texas at Austin in 1981. Mr. Ravnaas is a Registered Professional Engineer in Texas and has more than 29 years of experience in the estimation and evaluation of oil and gas reserves. He is also a member of the Society of Petroleum Engineers, the Society of Petroleum Evaluation Engineers, the American Association of Petroleum Geologists, and the Society of Professional Well Log Analysts.

Our Vice President Business Development, Acquisitions and Divestitures, who is a qualified reserve estimator and auditor, is primarily responsible for overseeing our independent petroleum engineering firm during the preparation of our reserve report. His professional qualifications meet or exceed the qualifications of reserve estimators and auditors set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. His qualifications include: Bachelor’s of Science degree in Petroleum Engineering from the University of Wyoming, 1986; Master’s of Business Administration degree from the University of Denver, 1988; member of the Society of Petroleum Engineers since 1985; more than 22 years of practical petroleum engineering experience; more than 22 years of practical experience in estimating and evaluating reserve information with more than five of those years being in charge of estimating and evaluating reserves.

We maintain adequate and effective internal controls over our reserve estimation process as well as the underlying data upon which reserve estimates are based. The primary inputs to the reserve estimation process are technical information, financial data, ownership interests and production data. The relevant field and reservoir technical information, which is updated annually, is assessed for validity when our independent petroleum engineering firm has technical meetings with our engineers, geologists, operations and land personnel. Current revenue and expense information is obtained from our accounting records, which are subject to external quarterly reviews, annual audits and our own set of internal controls over financial reporting. Internal controls over financial reporting are assessed for effectiveness annually using criteria set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. All current financial data such as commodity prices, lease operating expenses, production taxes and field level commodity price differentials are updated in the reserve database and then analyzed to ensure that they have been entered accurately and that all updates are complete. Our current ownership in mineral interests and well production data are also subject to our internal controls over financial reporting, and they are incorporated in our reserve database as well and verified internally by us to ensure their accuracy and completeness. Once the reserve database has been updated with current information, and the relevant technical support material has been assembled, our independent engineering firm meets with our technical personnel to review field performance and future development plans in order to further verify the validity of estimates. Following these reviews the reserve database is furnished to CG&A so that it can prepare its independent reserve estimates and final report. The reserve estimates prepared by CG&A are reviewed and compared to our internal estimates by our Vice President Business Development, Acquisitions and Divestitures and staff in our reservoir engineering department. Material reserve estimation differences are reviewed between CG&A’s reserve estimates and our internally prepared reserves on a case-by-case basis. An iterative process between CG&A and us regarding any significant differences allows for additional data to be provided in order to address the differences. If the supporting documentation will not justify any additional changes, the CG&A reserves are accepted. In the event that additional data supports a reserve estimation adjustment, CG&A will analyze the additional data, and may make any changes it deems necessary. Additional data is usually comprised of updated production information on new wells. Once the review is completed and all material differences are reconciled, the reserve report is finalized and our reserve database is updated with the final estimates provided by CG&A. Access to our reserve database is restricted to specific members of our reservoir engineering department.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

(6)	Please provide a tabular disclosure of your contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Response: We will include the requested tabular disclosure in Management’s Discussion and Analysis in our amended Form 10-K as follows:

We have the following contractual obligations and commitments as of December 31, 2009:

		Payments Due by Year (in thousands)
	Long-term debt(1)	Interest rate swap(2)	Commodity derivatives(3)	Operating leases	Asset retirement obligations(4)
2010	$—	$1,627	$4,406	$317	$—
2011	—	—	3,233	225	208
2012	69,000	—	—	227	9
2013	—	—	—	235	22
2014	—	—	—	242	199
Thereafter	—	—	—	82	21,158

	$69,000	$1,627	$7,639	$1,328	$21,596

(1)

Long-term debt is the outstanding principal amount under our Second Amended and Restated Credit Agreement. This table does not include future commitment fees, interest expense or other fees because the Second Amended and Restated Credit Agreement is a floating rate instrument, and we cannot determine with accuracy the timing of future loans, advances, repayments or future interest rates to be charged.
(2)

Represents the estimated future payments under our interest rate swap contracts based on future LIBOR interest rates as of December 31, 2009. These amounts will change as the LIBOR interest rate changes. The estimated fair market value of our interest rate swap contracts at December 31, 2009 was a net liability of $1,627,000.

(3)

Represent the estimated future payments under our oil and natural gas derivative contracts based on the futures market prices as of December 31, 2009. These amounts will change as oil and natural gas commodity prices change. The estimated fair market value of our oil and natural gas commodity derivatives at December 31, 2009 was a net liability of $4,276,000.

(4)	Represents the estimates of future asset retirement obligations on an undiscounted basis. The present value of the asset retirement obligations at December 31, 2009 is $6,110,000.

Critical Accounting Policies and Estimates, page 47

Impairment of Oil and Gas Properties, page 48

(7)	We note you recognized approximately $2.8 million and $9.2 million oil and gas property impairments in 2009 and 2008, respectively.

(a)	Please expand your disclosure to provide a description of the facts and circumstances leading to your impairment assessments as required by ASC 360-10-50-2.

(b)

Please also consider the need to expand your disclosures related to the impairment assessments of oil and gas properties to provide significant assumptions that you have used in your estimate of expected present value of future cash flows. The quantitative information regarding the assumptions used in your impairment tests may provide useful information to investors. We refer you to Financial Reporting Codification 501.14 for further guidance.

Response: A description of the facts and circumstances leading to our impairment assessments and the disclosures related to the significant assumptions used in our impairment tests is in the footnotes to our consolidated financial statements in the Form 10-K. We will modify the “Impairment of Oil and Gas Properties” referenced paragraph in the amended Form 10-K to include explanatory language and references to this information as follows:

Impairment of Oil and Gas Properties

We review the value of our oil and gas properties whenever management determines that events and circumstances relating to commodity prices, well costs and individual property production performance indicate that the recorded carrying value of properties may not be recoverable. This process is performed no less frequently than at the end of each calendar quarter. Impairments of producing properties are determined by comparing the pretax future net undiscounted cash flows to the net capitalized costs at the end of each period. If the net capitalized costs exceeds undiscounted future cash flows, the costs of the property is written down to “fair value,” which is determined based on expected future cash flows using discounted rates commensurate with the risks involved, using prices and costs consistent with those used for internal decision making relative to acquisitions and divestitures. During 2009, we recorded impairments of $2,795,000 on proved properties. These impairments are described in Note A – Organization and Summary of Significant Accounting Policies in the notes to the Consolidated Financial Statements. Different pricing assumptions or discount rates could result in a different calculation of impairment. The significant assumptions used in the current period’s calculation are described Note G – Fair Value Disclosures in the notes to the Consolidated Financial Statements. We provide for impairments on significant undeveloped properties when we determine that the property will not be developed or a permanent impairment in value has occurred. Based on current commodity prices, well costs and production performance, we do not presently expect significant impairments in 2010.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 52

(8)

We noted that you amended your credit agreement with Wachovia Bank in 2009. The amended credit agreement provides for financing up to $250 million at variable interest rates. Please expand your disclosures under this section to address the interest rate risk and other relevant market risks as required by Item 305 of Regulation S-K.

Response: We will amend Item 7A in the Form 10-K to include the following language relating to our Second Amended Credit Agreement:

We are exposed to financial risk from changes in interest rates. The long-term debt on our balance sheet of $69,000,000 is the outstanding principal amount under our Second Amended and Restated Credit Agreement which matures in October 2012. Although the agreement provides for a variable interest rate, we have essentially fixed the rate for $40,000,000 of that balance until October 2010 through the use of an interest rate swap included in the table above. In the event interest rates rise significantly, our interest expense will increase significantly as well, thereby adversely affecting our profitability. At our current debt level, an increase in annual interest rates of 1% per would result in an increase in interest expense of $690,000 and a reduction in net income of approximately $431,000.

Exhibit 99.2

(9)

Please provide all the information required by Item 1203(a)(8), including information required by subparagraphs 1203(a)(8)(iii) through (ix). In this regard, we note that the report references an Appendix, but no such appendix was filed.

Response: In our amended Form 10-K we will revise the report to provide all information required by 1203(a)(8). Reference to the appendix will be removed.

(10)

The closing paragraph states that “This report was prepared for the exclusive use of GeoResources, Inc. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response: In our amended Form 10-K we will include a report that does not limit its distribution.

Schedule 14A

Compensation Discussion and Analysis, page 13

(11)

We note that the company periodically reviews compensation data of peer companies to assist it in making compensation decisions. Please revise to include the companies the compensation committee examines in making its determination.

Response: This disclosure notes that the reviews are periodic; the committee would prefer not to be tied to make such a review an indispensable part of any analysis. In addition, in the committee’s experience, the oil and gas companies it has reviewed have typically been significantly larger, on both a revenue and market capitalization basis, than the Company. Therefore, comparisons were not included. However, we note the Staff’s comment and will provide more robust disclosure in future filings.

Discretionary Annual Incentive Compensation, page 14

(12)

Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2009. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards.

Response: Page 13 describes the discretionary compensation as being made to reward hard work, individual responsibility and productivity, reserve growth, performance and profitability. The analysis provided was the full extent of the actions taken. There was no qualitative analysis other than as discussed. We are a small oil and gas exploration and production company that does not have the resources or plans to engage in complex executive compensation programs. We will seek to address the comment with broader disclosure in future filings.

Executive Compensation Business Risk Review, page 15

(13)

We note your compensation committee’s belief that, “as a result of [y]our focus on long-term incentive compensation, [y]our executive compensation program does not encourage our management to take unreasonable risks related to our business.” Please describe the process you undertook to reach the conclusion that disclosure under Item 402(s) of Regulation S-K is not necessary.

Response: Pages 15 through 18 of the proxy statement contain disclosure regarding stock option grants and stock option holdings of the executive officers of the Company. We also disclose on page 13 that our only form of long-term compensation is stock options. On page 14 we discuss the granting of options under our option plan to our executives, noting that at the grant date no option was “in the money” and that the option prices were escalated. In addition, the disclosure reveals that number of outstanding stock options is not significant when compared to the total number of shares outstanding. The compensation committee conclusion is implicit from these facts. However, we note the comment and will provide more in-depth disclosure in future filings.

We acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding this letter, please contact the undersigned at 281.537.9920.

Very truly yours, GeoResources, Inc.

By:	/s/ Howard E. Ehler
Howard E. Ehler, Chief Financial Officer